FalconTarget, Inc.
260 Water St #3C
Brooklyn, NY 11201

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            May 20, 2009


Re: Your letter dated May 8, 2009
    10-K/A for June 30, 2008
    10-Q/A for September 30, 2008
    10-Q/A for December 30, 2008


Dear Mr. Reynolds

Thank you for your comments regarding our filings.
We have made the following changes to the form 10-Q for the quarter ended December 31, 2008:

1.  Form 10-KSB for the Year Ended June 30, 2008
The amendment with responses to your comments 1-10 from your previous letter was filed on May 12, 2009.

2.  Item 4. Controls and Procedures
We have added to the disclosure that we identified weaknesses in our controls, as disclosed in the recently amended 10-K. We believe that our controls are effective because:
- our board of directors constitutes also our executive management, thereby minimizing the risk of miscommunication between board and executive management;
- our managers and board members are in frequent contact with each other and regularly discuss matters pertaining to our affairs, including regulatory and financial reporting;
- due to our status as a blank check company, the number of financial transactions and other activities is limited; and
- our shareholders, who are also our board members, have paid expen-ses on our behalf, which eliminates the risk of misreporting.
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3.  Item 4. Controls and Procedures
The disclosure has been revised to clarify that there were no changes during the quarter.

The Registrant acknowledges that:
- it is responsible for the adequacy and accuracy of the disclosure in its filing;
- staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer

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